Exhibit 1.01

Conflict Minerals Report

This report for the year ended December 31, 2016, is prepared to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“the Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or adjoining countries (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. In addition to submitting a Form SD, the registrant must annually submit a report, Conflict Minerals Report (“CMR”), to the SEC that includes a description of those due diligence measures.

1.	Company and Product Overview
This report is prepared by the management of Deluxe Corporation (“Deluxe”, “it”, “our”, or “we”) and includes the activities of its subsidiaries. Deluxe is a manufacturer of a wide range of printed products including customized checks, business forms, personal and business checks, and accessories for financial institutions, small businesses and consumers. Deluxe has approximately 6,026 employees primarily in North America and its principal offices are located at 3680 Victoria Street North, Shoreview, Minnesota 55126. Its products include:

•	Checks: Deluxe is a provider of checks in North America.

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Marketing solutions and other services: Deluxe provides products and services designed to meet our customers' sales and marketing needs, as well as various other service offerings. Our marketing products utilize digital printing and web-to-print solutions to provide promotional solutions such as postcards, brochures, retail packaging supplies, apparel, greeting cards and business cards. Our web services offerings include logo and web design; hosting and other web services; search engine optimization; and marketing programs, including email, mobile and social media. We also offer fraud protection and security services, online and offline payroll services, and electronic checks. Deluxe also offers a suite of financial technology solutions. These solutions include data-driven marketing solutions, including outsourced marketing campaign targeting and execution; treasury management solutions; and digital enablement solutions, including loyalty and rewards programs.

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Forms: Deluxe provides printed forms to small businesses, including deposit tickets, billing forms, work orders, job proposals, purchase orders, invoices and personnel forms. Deluxe also offers computer forms compatible with accounting software packages commonly used by small businesses. Forms provided also include deposit tickets and check registers.

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Accessories & other products: Deluxe provides small business owners the customized documents necessary to efficiently manage their business including envelopes, office supplies, stamps and labels. Deluxe also offers checkbook covers and stamps.

2.	Supply Chain Overview
Deluxe requires our suppliers that provide materials containing 3TG minerals ("suppliers") to provide information on the origin and the source of the 3TG supplied by their sub-tier suppliers. Deluxe has a responsible sourcing of minerals requirement within our Conflict Minerals Policy (“Policy”) and Supplier Code of Conduct and our suppliers are expected to provide the 3TG sourcing information to us per our Policy and Supplier Code of Conduct.

According to our Conflicts Mineral Policy, we review our commodities, products, manufacturing processes and the materials supplied to manufacture those products. We utilize the Conflict-Free Sourcing Initiative (“CFSI”) guidelines and the Electronic Industry Citizenship Coalition Global eSustainability Initiative (“EICC-GeSI”) templates with our suppliers and survey those suppliers with identified commodities used in our manufacturing processes.

3.	Due Diligence Design
Deluxe undertook due diligence to determine whether 3TG used in its products directly or indirectly financed or benefited armed groups in the Covered Countries. In conducting our due diligence, Deluxe uses the Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Reasonable Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”), an internationally recognized due diligence framework.

As part of its framework, Deluxe has in place (1) a Conflict Minerals Program, (2) a Conflict Minerals Policy, (3) a governance structure with cross-functional team members and senior executives, (4) a communication and engagement protocol and due diligence policy for our suppliers, (5) an escalation process, and (6) a recordkeeping system.

Deluxe’s Conflict Minerals Program
Deluxe has a formal Conflict Minerals Compliance Program (the “Program”), approved by its Executive Leadership Team and its Enterprise Risk Council as further explained below. The Program includes periodic reporting to the Audit Committee of Deluxe’s Board of Directors as required. The Program addresses six critical elements:

•	Conflict Minerals Policy creation and approval;

•	Process to communicate expectations to suppliers;

•	Performance and monitoring of a due diligence process to identify and confirm that materials provided to us by suppliers or agents are free of conflict minerals;

•	Oversight of sourcing operations, including due diligence requests, contract provisions, and monitoring;

•	Training of employees and agents with sourcing responsibilities regarding our Conflict Minerals Policy and supplier due diligence process; and

•	Performance of management reporting mechanisms regarding the Program.

Deluxe Conflict Minerals Policy
Deluxe is committed to avoiding the use of conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. Accordingly, Deluxe has adopted a Conflict Minerals Policy, as part of Deluxe’s Supply Chain Policies. Deluxe is committed to maintaining reasonable policies and procedures in execution of the Conflict Minerals Policy. Deluxe will update the Conflict Minerals Policy as required to reflect changes in risk.

The Deluxe Conflict Minerals Policy should be read in connection with its Supplier Code of Conduct. Both policy statements are available publicly at http://ww.deluxe.com/about-deluxe/working-with-deluxe/supplier-information.

Governance Structure
Deluxe has specified roles and responsibilities to manage and govern the Conflict Minerals Program. The Deluxe Enterprise Risk Council has the overall responsibility for administering the Program and consists of key leaders from Deluxe's Sourcing, Finance, Legal, and other relevant areas. Governance of the Conflict Minerals Program includes the following responsibilities:

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Deluxe Board of Directors or its Audit Committee or Other Designee - The Deluxe Enterprise Risk Council is the Deluxe Board of Directors' designee for review and approval of the Conflict Mineral Policy.

•	Deluxe Enterprise Risk Council - Reviews and escalates as needed to the Executive Leadership Team.

•	Deluxe General Counsel’s Office - Reviews the Program as needed to maintain compliance with the Conflict Minerals Policy.

•	Deluxe Sourcing and Fulfillment Functions - Maintains supplier due diligence and reasonable country of origin processes for new and existing suppliers.

•	Finance Leadership Team and Deluxe Corporate Controller - Files and maintains reporting as required under SEC guidelines.

Supplier Communication, Due Diligence, Escalation and Records
With respect to the OECD guidelines to strengthen engagement with suppliers, we expect the following of our suppliers:

•	Supply “Conflict Free” materials. Under the Conflict Minerals Policy, suppliers are expected to supply materials to Deluxe that are “conflict free.”

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Adopt conflict minerals policies. Suppliers to Deluxe are to adopt and comply with a policy regarding conflict minerals consistent with Deluxe's Conflict Minerals Policy and require their suppliers to take the same steps.

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Respond promptly to Deluxe material content, reasonable country of origin inquiries and due diligence requests regarding conflict minerals. Deluxe suppliers are expected to use the OECD model within their supply chain, maintain their EICC-GeSI conflict minerals reporting, and cooperate with Deluxe in managing their compliance of conflict free minerals in their supply chain.

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Investigate “Red Flags.” Deluxe suppliers are expected to investigate “Red Flags” in accordance with OECD guidelines and have a management program in place to monitor their supply chain for 3TG sourcing that does not directly or indirectly finance or benefit armed groups in the Covered Countries.

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Escalation. If Deluxe identifies that there is a reasonable risk that a supplier is violating our commitments set forth in the Conflict Minerals Policy, Deluxe will require the supplier to implement a corrective action plan within a reasonable timeline and be subject to audit as Deluxe deems necessary.

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Create and maintain records. Deluxe suppliers are expected to obtain and retain records confirming their compliance with the Conflict Minerals Policy and make them available to Deluxe or its agents upon request.

4.	Due Diligence Process and Supplier Surveys
Supplier Surveys
Deluxe continued the Supplier Review Process using the CFSI/CFS industry guidelines and related EICC-GeSI survey template. Suppliers providing commodities considered to possibly contain 3TG, for product categories within scope, were sent surveys to be completed by a subject matter expert within the supplier’s organization. We relied on our supplier survey responses to provide us with information about the source of the conflict minerals contained in commodities or materials they supply to Deluxe. Our direct suppliers are similarly reliant upon information provided by their suppliers.

“Red Flags” Review
The supplier surveys are reviewed for completeness, accuracy, and for “Red Flags” to determine whether any 3TG were sourced from mines that directly or indirectly finance or benefit armed groups in the Covered Countries. Our “Red Flags” review is done in accordance with OECD guidelines.

The due diligence steps included reviewing the supplier’s smelter list to confirm that each smelter was a smelter on the CFSI Compliant Smelter Certification list; whether smelter company policies were in place and acceptable; and the smelter and mine country location and whether it was classified as a Covered Country per the CFS Audit Guidelines for Risk Countries. If applicable, suppliers providing a smelter list which included non-CFSI approved smelters were requested to provide certification that the smelter is obtaining its mineral concentrate from a source mine that is not directly or indirectly financing or benefiting armed groups in the Covered Countries.

5.	Report on Supply Chain Due Diligence and Results
We have adopted the CFSI’s industry approach and traced the origin of the 3TG necessary for our products by identifying supplier smelter sources. Deluxe used CFSI and its CFS program to trace the mine of origin of the 3TG used in the products.

As a result of Deluxe’s ongoing due diligence, to the extent reasonably determinable, we gathered the smelter names and mine locations used by the suppliers within our supply chain that returned surveys.

3TG	Smelter Name	Smelter ID	3TG Country of Origin	Certification

Tin	Mineracao Tabaco S.A.	CID001173	Brazil	CFSI - Certified
	Minsur	CID001182	Peru	CFSI - Certified
	OMSA	CID001337	Bolivia	CFSI - Certified
	PT Timah	CID001482	Indonesia	CFSI - Certified
	Thaisarco	CID001898	Thailand	CFSI - Certified
	Cooper Santa	CID000295	Brazil	CFSI - Certified
	CV DS Jaya Abadi	CID001434	Indonesia	CFSI - Certified
	CV United Smelting	CID000315	Indonesia	CFSI - Certified
	Empressa Metallurgica Vinto	CID000438	Bolivia	CFSI - Certified
	Malaysia Smelting Corporation	CID001105	Malaysia	CFSI - Certified
	PT Mitra Stania Prima	CID001453	Indonesia	CFSI - Certified
	PT Sariwiguna Binasentosa	CID001463	Indonesia	CFSI - Certified
	Mitsubishi Materials Corp	CID001191	Japan	CFSI - Certified
	PT Stanindo Intl Perkasa	CID001468	Indonesia	CFSI - Certified
	PT Tambang Timah	CID001482	Indonesia	CFSI - Certified
	PT Tinindo Inter Nusa	CID001490	Indonesia	CFSI - Certified
	Metallo-Chimique N.V.	CID002773	Belgium	CFSI - Certified
	Yunnan Tin Company Limited	CID002180	China	CFSI - Certified
Tungsten	Xiamen Tungsten Co Ltd	CID002082	China	CFSI - Certified
Gold	Metalor Technologies	CID001153	Switzerland	CFSI - Certified

6.	Risk Mitigation / Future Due Diligence Measures
Deluxe intends to pursue additional information to further mitigate the risk that its products containing 3TG are sourced from mines that directly or indirectly finance or benefit armed groups in the Covered Countries. These steps include:

•	Deluxe utilizes the CFSI website to maintain current information for verification of status of certified smelters, mines, and the CFSI guidelines.

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Integrating the Conflict Minerals Supplier Assessment into our third-party service provider program for conducting conflict minerals assessments for new suppliers, changes in suppliers, or supplier disengagement.

•	Keeping Deluxe’s supplier on-boarding process and documentation in place for our Conflict Minerals Policy.

•	Ensuring that sourcing personnel are trained on Deluxe’s Conflict Minerals Program, supplier expectations, compliance monitoring, and supplier reporting requirements.

7.	Due Diligence Conclusion
Deluxe conducted an assessment of its products and found that certain 3TG (tin, tungsten, and gold) can be found in Deluxe’s products containing wire, in certain components of certain custom printed products, in certain color toner used in printing and in some of our checkbook covers. Therefore, Deluxe is subject to the reporting obligations of Rule 13p-1.

Despite ongoing good faith due diligence, Deluxe was unable to determine the origin of all of the 3TG used in its products, due to the complexity of its supply chain, and the possibility that some of the smelters our suppliers work with have not completed their recertification that they are still CFSI certified. By using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI and Conflict Free Smelter (“CFS”) programs, and continuing our outreach efforts, we intend to further develop transparency into our supply chain.

8.	Conflict Minerals Status
Deluxe has concluded that it cannot determine whether all of the 3TG used in its products did not originate in the Covered Countries, are from recycled or scrap sources, or directly or indirectly finance or benefit armed groups in the Covered Countries. Deluxe came to this conclusion based on the lack of information from certain of its suppliers regarding the source of the 3TG at the mine level and therefore, an independent private sector audit is not required.